KAREN E. DESCHAINE +1 858 550 6088 kdeschaine@cooley.com	VIA EDGAR

November 18, 2021

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Lauren Hamill

                     Celeste Murphy

RE:	Palisade Bio, Inc.

Registration Statement on Form S-3

Filed September 23, 2021

File No. 333-259747

To Whom It May Concern:

On behalf of Palisade Bio, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated October 8, 2021 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Cover Page

1.

Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries in the U.S. and China and that this structure involves unique risks to investors.

Response:

The Company respectfully informs the Staff that that the Company believes that Suzhou Neuralstem Biopharmaceutical Co., Ltd., a wholly-owned subsidiary of the Company organized under the laws of the People’s Republic of China (“Suzhou”), does not pose any risk to investors due to its limited operations, and therefore does not need to be prominently disclosed on the Cover Page. The Company was originally incorporated in 2001 in the State of Delaware under the name Neuralstem, Inc. In October 2019, the Company changed its name from Neuralstem, Inc. to Seneca Biopharma, Inc. In April 2021, the Company effected a reverse merger transaction with Leading Biosciences, Inc. (“LBS”), whereby LBS merged into a wholly-owned subsidiary of the Company. In April 2021, the Company changed its name from Seneca Biopharma, Inc. (“Seneca”) to Palisade Bio, Inc.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

In 2013, Seneca commenced an open label, non-GCP compliant, Phase I safety and dose escalation study to test transplantation of NSI-566 in human subjects for the treatment of motor deficits due to ischemic stroke. The trial was conducted at BaYi Brain Hospital in Beijing, China and sponsored by Suzhou. Seneca completed dosing the final cohort, for a total of nine subjects, in March 2016. Subjects were monitored through a 24-month observational follow-up period.

At this time, Suzhou has limited operations and exists for the sole purpose of conducting observational follow-up for a small group of remaining patients from the completed clinical trial, which it does through the engagement of a consultant. Suzhou has no employees or other operations. The Company believes that all Suzhou operations shall cease by March 2022, at the latest.

2.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

The Company respectfully informs the Staff that that the Company is not based in, or have a majority of its operations in, China. At this time, Suzhou has limited operations and exists for the sole purpose of conducting observational follow-up for a small group of remaining patients from the completed clinical trial, which it does through the engagement of a consultant. Suzhou has no employees or other operations. The Company believes that all Suzhou operations shall cease by March 2022, at the latest. For the foregoing reasons, the Company believes that Suzhou does not pose any risks that could result in a material change in the Company’s operations and/or the value of the Company’s common stock or could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Company does not have any variable interest entities. Additionally, due to the limited operations of Suzhou described above, the Company does not believe that recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the Company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

For the foregoing reasons, the Company believes that a prominent disclosure regarding potential risks associated with Suzhou is unwarranted.

3.

Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised page 4 of the Registration Statement to include a definition for Suzhou. However, due to the Suzhou’s limited operations, the Company respectfully informs the Staff that it does not believe that Suzhou’s existence will cause investors any confusion as to which entity is conducting the business operations, and investors will at all times be purchasing their interest in the Company.

At this time, Suzhou has limited operations and exists for the sole purpose of conducting observational follow-up for a small group of remaining patients from the completed clinical trial, which it does through the engagement of a consultant. Suzhou has no employees or other operations. The Company believes that all Suzhou operations shall cease by March 2022, at the latest.

Prospectus Summary, page 2

4.

Please disclose clearly in the prospectus summary that the company uses a structure that involves a subsidiary based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant relationships between the entities and how this type of corporate structure may affect investors and the value of their investment.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised page 4 of the Registration Statement. However, due to the Suzhou’s limited operations, the Company respectfully informs the Staff that it does not believe that Suzhou’s existence will cause investors any confusion as to which entity is conducting the business operations, and investors will at all times be purchasing their interest in the Company. Additionally, the Company does not believe that Suzhou’s existence will affect investors or the value of their investment.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

At this time, Suzhou has limited operations and exists for the sole purpose of conducting observational follow-up for a small group of remaining patients from the completed clinical trial, which it does through the engagement of a consultant. Suzhou has no employees or other operations. The Company believes that all Suzhou operations shall cease by March 2022, at the latest.

5.

Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of you or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response:

The Company respectfully advises the Staff that none of the Company or any of its subsidiaries is required to obtain permissions from Chinese authorities to operate or issue securities to foreign investors and the Company is not currently required to obtain permissions or approvals from the PRC government, including CSRC and CAC, of the Company’s or its subsidiaries’ operations.

6.

Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response:

The Company respectfully advises the Staff that it does not generate any revenue at the level of its subsidiary in China and no dividends or distributions are made by such entity to the Delaware parent company. There is no reason why this would change in the future as the subsidiary in China has very limited operations, limited to the engagement of a consultant to wrap up a clinical trial that was completed in 2016.

The Company has not made any dividend payments or distributions to U.S. investors and clearly discloses that there is no intention to do so in the Registration Statement.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

The Company pays certain expenses to such subsidiary by way of wire transfer from a US-based financial institution on a monthly basis, a practice which is expected to cease not later than March 2022 when the limited patient follow-up work is done in China.

7.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is not subject to the Holding Foreign Companies Accountable Act, as the Company’s auditor, BDO LLP, is a reputable auditing firm located in the United States that may be investigated by the PCAOB.

Summary of Risk Factors, page 4

8.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The Company respectfully informs the Staff that that the Company is not based in, or have a majority of its operations in, China. As a result of Suzhou’s limited operations, the Company does not believe that there are any regulatory, liquidity, or enforcement risks. At this time, Suzhou has limited operations and exists for the sole purpose of conducting observational follow-up for a small group of remaining patients from the completed clinical trial, which it does through the engagement of a consultant. Suzhou has no employees or other operations. The Company believes that all Suzhou operations shall cease by March 2022, at the latest. For the foregoing reasons, the Company believes that any actions taken by the Chinese government, if any, would not result in a material change in the Company’s operations and/or the value of the Company’s common stock.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Risk Factors, page 8

9.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise your risk factors to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The Company respectfully informs the Staff that that the due to Suzhou’s limited operations in China, the Chinese government does not have significant oversight and discretion over the conduct of the Company. As a result of Suzhou’s limited operations, the Company does not believe that there are any regulatory, liquidity, or enforcement risks. At this time, Suzhou has limited operations and exists for the sole purpose of conducting observational follow-up for a small group of remaining patients from the completed clinical trial, which it does through the engagement of a consultant. Suzhou has no employees or other operations. The Company believes that all Suzhou operations shall cease by March 2022, at the latest. For the foregoing reasons, the Company believes that any actions taken by the Chinese government, if any, would not result in a material change in the Company’s operations and/or the value of the Company’s common stock.

For the foregoing reasons, the Company believes that a prominent disclosure regarding potential risks associated with Suzhou is unwarranted.

10.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described further in the responses to the previous comments, it does not believe that the Company is subject to the oversight by the Cyberspace Administration of China relating to data security, because the Company is not based in China and substantially all of the Company’s operations are not in China. The activities currently conducted by the Company in China, through its subsidiary, are limited to the engagement of a consultant that is wrapping up a clinical trial that was completed in 2016. There is no intention to conduct any further activity in China following the completion of such wrap-up.

* * * *

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Please contact me at (858) 550-6088 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Karen E. Deschaine

Karen E. Deschaine

cc:	Thomas M. Hallam, Palisade Bio, Inc.

J.D. Finley, Palisade Bio, Inc.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM